

November 9, 2011

Via E-Mail
John A. Kanas
Chief Executive Officer
BankUnited, Inc.
14817 Oak Lane
Miami Lakes, FL 33016

> **Re:** **BankUnited, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 28, 2011**
> **File No. 333-175530**

Dear Mr. Kanas:

We have reviewed your filing and response letter dated October 28, 2011 and have the following comments.

The Merger (Proposal 1)

Terms of the Merger, page 36

1.   We refer to prior comment 10 and reissue that comment, in part. You have referred shareholders to the merger agreement for certain payment terms, including, for example, the consideration that holders of Herald options and warrants and restricted stock awards will receive in the merger. Revise this section so summarize all material terms of the merger agreement, including, but not limited to, the provisions regarding accelerated vesting in stock options and restricted stock awards and the assumption of warrants to purchase shares of Herald common stock.

The Merger Proposal

Opinion of Herald's Financial Advisor, page 45

General

2.   We refer to prior comment 16 and reissue that comment. We note your statement that Sandler O'Neill has not been advised of any material changes to Herald's or BankUnited, Inc.'s operations or performance. However, please disclose whether there have been, or you anticipate there will be, any material changes to Herald's or BankUnited's operations or performance that would affect the projections or assumptions upon which Sandler O'Neill based its opinion.

If you have questions or comments please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477. If you require further assistance, you may contact me at (202) 551-3464.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Attorney